Exhibit 99.4

James Hardie Industries N.V.

Results for the 12 Months Ended 31 March 2003

US GAAP — US$ Millions

	Year Ended 31 March

	FY 2003	FY 2002	% Change

Net Sales
USA Fibre Cement	$599.7	$444.8	35
Asia Pacific Fibre Cement	194.4	156.9	24
Other Fibre Cement	9.6	5.2	85

Total Net Sales	803.7	606.9	32

Net Sales	$803.7	$606.9	32
Cost of goods sold	(501.9)	(401.6)	25
Gross profit	301.8	205.3	47
SG&A	(153.1)	(114.8)	33
Research and development	(18.1)	(14.1)	28
EBIT/Operating profit before restructuring and other operating expenses*	130.6	76.4	71
Restructuring and other operating income (expense)	1.0	(28.1)	(104)
EBIT/Operating profit	131.6	48.3	172
Net interest expense	(19.9)	(16.0)	24
Other income/(expense), net	0.7	(0.4)	(275)
Operating profit/Income from continuing operations before income taxes	112.4	31.9	252
Income tax expense	(27.0)	(3.6)	—

Operating Profit/Income From Continuing Operations	$85.4	$28.3	202

Net Operating Profit/Net Income Including Discontinued Operations	$170.5	$30.8	454

Effective tax rate	24.0%	11.3%
Volume (mmsf)
USA Fibre Cement	1,273.6	988.5	29
Asia Pacific Fibre Cement	368.3	320.7	15
Average sales price per unit (per msf)
USA Fibre Cement	US$471	US$450	5
Asia Pacific Fibre Cement	A$843	A$861	(2)

Unless otherwise stated, results are for continuing operations only and comparisons are of the current fiscal year versus the prior fiscal year.

Media/Analysts enquiries, please call:

Greg Baxter, Executive Vice President: Telephone — 61 2 8274 5377 Mobile — 0419 461 368
Email — greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone — 61 2 8274 5246 Mobile — 0408 164 011
Email — steve.ashe@jameshardie.com.au Facsimile — 61 2 8274 5218
www.jameshardie.com

Total Net Sales

Total net sales increased 32% compared to the same period of the previous year, from US$606.9 million to US$803.7 million.

Net sales from USA Fibre Cement increased 35% from US$444.8 million to US$599.7 million due to continued growth in sales volumes and higher selling prices.

Net sales from Asia Pacific Fibre Cement increased 24% from US$156.9 million to US$194.4 million due mainly to higher sales volumes.

Net sales from Other Fibre Cement increased 85% from US$5.2 million to US$9.6 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement

Net sales increased 35% from US$444.8 million to US$599.7 million.

Sales volume increased 29% from 988.5 million square feet to 1,273.6 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales of product from the Cemplank operations acquired in December 2001.

The residential housing market remained healthy during the period buoyed by low mortgage rates and strong house prices despite a softening in consumer confidence and bad weather-related slowdown in activity during the fourth quarter.

There was strong volume growth across all major markets. Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country.

In the northern region, we continued to take market share from the dominant siding material, vinyl. Market penetration strategies designed to build awareness of our products’ attributes among the region’s builders, distributors and homeowners helped to generate increased demand in the region.

In the southern region, growth strategies, including a greater focus on the repair and remodel segment and increased selling activity in rural areas helped the business increase demand in the region.

In the exterior products market, there was strong sales growth in higher-priced, differentiated products such as trim, vented soffits, Heritage® panels and the ColorPlus™ Collection of pre-finished siding.

In the interior cement board market, sales of HardiBacker 500™, our 1/2 inch backerboard that is manufactured using proprietary G2 technology, continued to grow strongly compared to the same period of the previous year.

The average selling price increased 5% compared to the previous year, from US$450 per thousand square feet to US$471 per thousand square feet, due to an increased proportion of sales of higher-priced, differentiated products.

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During the period, we commenced construction of a 160 million square feet panel line at Waxahachie, Texas, and a pilot roofing products plant at Fontana, California. At the Peru plant in Illinois, we began to manufacture products on a newly-commissioned second production line in September 2002.

On 22 October 2002, we announced that our Blandon, Pennsylvania plant will undergo a US$15.3 million upgrade that will increase its annual production capacity from 120 million square feet to 200 million square feet to meet rapidly growing demand in the north-east region.

Asia Pacific Fibre Cement

Net sales increased 24% from US$156.9 million to US$194.4 million. Sales volume increased 15% from 320.7 million square feet to 368.3 million square feet.

Australia Fibre Cement

Net sales increased 24% from US$100.7 million to US$124.7 million. In local currency, the increase was 13%.

The growth in net sales was due to a 16% increase in sales volume, from 219.5 million square feet to 254.4 million square feet, partly offset by a 2% decrease in the average selling price due to pricing pressure from competitors.

Demand for new residential housing remained at high levels during the period buoyed by a relatively strong economy and low interest rates.

Despite new housing approvals slowing in the second half of the year, robust residential renovation activity and the 3-6 month lag between the start of house construction and the sale of our products helped to maintain strong demand.

During the year, we relocated our corrugate production line, which manufactures HardiFence™, from Perth to Brisbane.

During the year, we launched two new internal lining products. HardiRock™ is a fibre cement wet area lining board that is more flexible and is easy to cut and nail. EziGrid™ Tilebacker is another wet area lining sheet designed to make tile installation easier for internal lining. Both products are expected to strengthen our share of the internal lining segment.

New Zealand Fibre Cement

Net sales increased 36% from US$38.0 million to US$51.7 million due to an increase in sales volume, partly offset by a small decrease in the average selling price. In local currency, net sales increased 16%.

Sales volume increased 22% from 36.4 million square feet to 44.3 million square feet due to stronger demand arising from increased residential building activity, which is being fuelled by low and stable interest rates, strong house prices and a stronger economy. The lower average selling price resulted from an increased proportion of lower priced export sales and increased domestic price competition.

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The new Linea® weatherboard cladding range of products launched in March 2002 continued to penetrate its targeted markets, taking market share from alternative products such as brick. Linea® is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages, notably superior durability, over timber weatherboards.

Despite the non-residential building market being weaker during this fiscal year compared to the prior fiscal year, sales of panel products such as Hardipanel™ Titan and Hardipanel™ Compressed sheet were up strongly during this fiscal year compared to the previous year.

The business gained several key customers during the year and increased its share of fibre cement sales.

Philippines Fibre Cement

Net sales decreased by 1% from US$18.2 million to US$18.0 million. In local currency, sales revenue was flat. This was due to an increase in sales volume, offset by a lower average selling price.

Sales volume increased 8% compared to the prior fiscal year, from 64.8 million square feet to 69.7 million square feet due to increased demand in the domestic building boards market.

We continued to penetrate the domestic building boards market during the year, taking further share from the main competing material, plywood. Strong demand for HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, and HardiFlex®, used in ceiling and internal wall applications, continued during the year.

During the year, we launched our first plank product, Hardiplank™ Select Cedarmill, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects.

Export sales were weaker compared to the previous year, due primarily to supply issues and lower export demand.

The average selling price decreased 7% compared to the previous year due to a decrease in sales of higher-priced exports.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation, which began commercial production in March 2001, is penetrating the market at its targeted rate.

Economic instability in the neighbouring countries of Argentina and Brazil continued to have a negative effect on the Chilean economy.

Despite weak market conditions during the year, net sales revenue and volumes were significantly higher than last year, increasing 153% and 120%, respectively.

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During the year, the business moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include HardiBacker™, for interior applications, and textured panels and planks, for exterior cladding.

Selling prices continued to be negatively affected by aggressive pricing by competitors as they continued to try to maintain market positions.

USA FRC Pipes

Our FRC Pipes business continued to penetrate the south-east market of the United States and improve its operational efficiencies. Net sales more than doubled compared to the prior year.

Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded.

The increased sales have resulted in a doubling of our share of our targeted large diameter drainage pipe market in Florida compared to the prior year.

Competition has reacted to our market entry with aggressive pricing. As a result, our average net selling price is lower compared to the previous fiscal year. This decrease is being offset by unit production costs that have continued to decline during the year as we achieve significant improvements in manufacturing efficiencies.

The Florida civil construction market remains buoyant. Activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

Gross Profit

Gross profit increased 47% from US$205.3 million to US$301.8 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 3.8 percentage points to 37.6%.

USA Fibre Cement gross profit increased 49% due to higher sales volumes, higher average selling prices and lower unit cost of sales. The gross profit margin increased 3.8 percentage points.

Asia Pacific Fibre Cement gross profit increased 35% following strong improvements from all businesses. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 3.2 percentage points.

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Adjustments Related to Stock Option Accounting

Effective in fiscal 2003, we adopted retrospectively the fair value based method of accounting for stock options as outlined in Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation (“SFAS 123”). SFAS 123 requires the company to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the periods in which the options vest. Previously, the company used variable plan accounting. As a result, fiscal 2002 has been restated to reflect lower compensation cost of US$1.4 million that would have been recognised under the fair value based accounting method for all options granted, modified or settled in fiscal years beginning after 15 December 1994.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 33% compared to last year, from US$114.8 million to US$153.1 million. The amount previously reported for 2002 is adjusted and decreased by US$1.4 million for the adoption of SFAS 123. After this adjustment, the increase in SG&A expenses was mainly due to the funding of growth initiatives in the USA, an increase in bonus accruals in line with the significant improvement in operating profit and redundancy costs associated with restructuring in the Asia Pacific business. As a percentage of sales, SG&A expenses increased by 0.1 of a percentage point to 19.0%.

Research and Development (R&D) Expenses

Research and development includes costs associated with ‘core’ research projects that are aimed at benefiting all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs increased 27% to US$10.4 million due to increased project costs and intellectual property costs.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 30% to US$7.7 million, reflecting a greater number of projects in the development and commercialisation phase.

Total research and development costs as a percentage of sales remained comparable to prior year, at 2.3%.

Restructuring and Other Operating Income (Expenses)

During the current fiscal year, we realised a US$1.0 million gain from the settlement of our pulp hedge contract.

In the previous fiscal year, there was a charge of US$28.1 million related to a number of costs that did not recur in this fiscal year.

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EBIT/Operating Profit Before Restructuring and Other Operating Expenses

EBIT before restructuring and other operating expenses increased 71% from US$76.4 million to US$130.6 million. The amount previously reported for fiscal 2002 is adjusted and increased by US$1.4 million for the adoption of SFAS 123. After this adjustment, the EBIT margin before restructuring and other operating expenses increased 3.7 percentage points compared to last year to 16.2%. EBIT before restructuring and other operating expenses is used because on this occasion management believes this measure provides a better indication of business performance.

EBIT/Operating Profit

EBIT increased 172% from US$48.3 million to US$131.6 million. The amount previously reported for fiscal 2002 is adjusted and increased by US$1.4 million for the adoption of SFAS 123. After this adjustment the EBIT margin increased 8.4 percentage points to 16.4%.

USA Fibre Cement EBIT increased 81% from US$85.8 million to US$155.1 million. The increase in USA Fibre Cement EBIT was due to strong sales volume growth driven by increased primary demand for fibre cement and lower unit cost of sales from improved manufacturing efficiencies, partly offset by higher SG&A costs. In addition, a US$12.6 million one-time charge was recorded in the previous year to settle litigation involving certain products. Excluding this charge, EBIT increased 58% and the EBIT margin increased 3.7 percentage points to 25.9%.

Australia Fibre Cement EBIT increased 29% from US$18.4 million to US$23.8 million. In local currency, the increase was 18%. The stronger EBIT performance was due to higher sales volume and lower unit cost of sales, partly offset by higher SG&A costs. The EBIT margin increased 0.8 of a percentage point to 19.1%.

New Zealand Fibre Cement EBIT increased 17% from US$5.2 million to US$6.1 million. In local currency, the increase was 3%. The increase was primarily due to higher sales volumes and lower manufacturing costs, partly offset by higher SG&A costs. The EBIT margin decreased 1.9 percentage points to 11.8%.

Our Philippines business recorded a small operating profit for the year, compared to a small operating loss for the previous year. The profit was primarily due to increased domestic sales and lower costs of production and SG&A.

Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the period as these businesses continued to ramp up.

General corporate costs decreased by US$11.2 million from US$41.1 million to US$29.9 million. The amount previously reported for fiscal 2002 is adjusted and decreased by US$1.4 million for the adoption of SFAS 123 and by US$0.6 million related to activities that are now a part of Other Fibre Cement. Excluding these adjustments, the decrease in general corporate costs was primarily due to a US$8.1 million charge for a decrease in the fair value of the pulp hedge contract and a US$7.4 million charge related to our corporate restructuring being incurred in the year ended 31 March 2002, which were not repeated in fiscal year 2003, partially offset by increased bonus expense, in line with the significant improvement in operating profit. For the fiscal year 2003, general corporate costs consist of bonus expense of US$7.1 million, SFAS 123 expense of US$1.7 million, and other general costs of US$21.1 million.

See note 3 for the definition of EBIT and EBIT margin.

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Net Interest Expense

Net interest expense increased 24% from US$16.0 million to US$19.9 million. This increase was primarily due to a US$9.9 million make-whole payment, which was partially offset by a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002. Excluding the one-time make-whole payment, interest costs decreased 37% to US$10.0 million.

The make-whole payment resulted from the early retirement of US$60 million of long-term debt in December 2002. The retirement of the debt will result in a saving of approximately US$24.4 million in interest costs for the remaining term of the debt.

Income Tax Expense

Income tax expense increased by US$23.4 million from US$3.6 million to US$27.0 million.

Operating Profit/Income from Continuing Operations

Income from continuing operations increased by US$57.1 million from US$28.3 million for the full year ended 31 March 2002 to US$85.4 million for the full year ended 31 March 2003. Income from continuing operations previously reported for fiscal 2002 is adjusted and increased by US$1.7 million for the adoption of SFAS 123, which includes a deferred tax benefit of US$0.3 million.

Dividend and Capital Return

The Board has approved a capital return of US 15 cents a share and a final dividend of US 2.5 cents a share. The dividend was declared in United States dollars and will be paid in the Australian dollar equivalent at record date. ADR holders will receive United States dollars. The capital return was declared at 13.05 Euro cents (equivalent to US 15 cents at declaration) and will be paid in the Australian dollar equivalent to the Euro amount at record date. ADR holders will receive the United States dollar equivalent. Currency exchange rates at record date will determine the amounts actually received by CUFS and ADR holders.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$55.1 million as of 31 March 2003. At that date, we also had credit facilities totalling US$412.8 million of which US$173.8 million was outstanding. Our credit facilities are all unsecured and consist of the following:

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	Effective Interest		Principal
	Rate at	Total Facility at	Outstanding at
Description	31 March 2003	31 March 2003	31 March 2003

	(In millions of US$)
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$165.0	$165.0

A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity, in November 2005	N/A	120.8	—

US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, until maturity, in October 2003	N/A	117.5	—

US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin, maturity December 2003	4.80%	9.5	8.8

Total		$412.8	$173.8

Cash Flows

Cash Flows from Operating Activities

Net operating cash inflows decreased by US$11.8 million to US$64.8 million for the year ended 31 March 2003 compared to the prior year. Excluding the gain on disposal of subsidiaries, net cash inflows increased by US$71 million primarily due to the increase in operating profit.

Cash Flows from Investing Activities

Net investing activity cash flows produced a cash inflow of US$237.9 million for the year ended 31 March 2003 compared to a net cash outflow of US$77.2 million in the prior year. The primary increase was due to US$383.4 million generated from the sale of our Gypsum business and land, less US$57.1 million cash paid for the transfer of control of ABN 60. Also, we spent US$37.8 million more on capital expenditures in the current year. We also had a business acquisition cash outflow in the prior year of US$40.8 million that did not recur in the current year.

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Cash Flows from Financing Activities

Net financing activities used US$279.4 million for the year ended 31 March 2003 compared to US$40.8 used in the prior year. Net repayments of borrowings increased by US$42.6 million, proceeds from the issuance of common stock decreased by US$109.7 million, repayment of capital increased by US$72.3 million and dividends paid increased by US$14.0 million.

Other Balance Sheet Items

On 31 March 2003, James Hardie deconsolidated and transferred control of its subsidiary ABN 60 Pty Limited (formerly James Hardie Industries Limited) to a newly created independent company called ABN 60 Foundation Pty Limited (“ABN 60 Foundation”). ABN 60 has obligations to make payments to the Medical Research and Compensation Foundation (“MRCF”) consistent with the arrangements that were in place in February 2001.

Discontinued Operations

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our USA-based Gypsum operations. We completed the sale of our Gypsum operations on 25 April 2002 and the sale of land related to our Gypsum operations on 21 March 2003. We recorded a net profit from discontinued operations of US$85.1 million during the year and US$2.5 million in the prior year.

End

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Footnotes

* Presentation of this line item is not required under US GAAP.

Notes
 1.     This Management’s Discussion and Analysis document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Results at a Glance document.

2.     Management has used EBIT before restructuring and other operating expenses because this measure provides a more accurate indication of operating performance.

3.     EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

Disclaimer
 This report contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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